
March 6, 2015

Via E-mail
Mr. William F. Fry, Esq.
Secretary & General Counsel
Furmanite Corporation
10370 Richmond Avenue, Suite 600
Houston, Texas 77042

> **Re: Furmanite Corporation**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed February 27, 2015**
> **File No. 001-05083**

Dear Mr. Fry:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   We understand that section 23 of the company's rights agreement prevents any directors of the company other than those who were directors as of the adoption of the agreement (or their designated successors) from redeeming the rights in certain circumstances. If true, please tell us what consideration was given to disclosing (a) the company's view as to whether the new board of directors would be prohibited from redeeming the rights if Mustang Capital is successful in its solicitation and (b) the substance of the complaint filed in Delaware court relating to this provision.

Background of the Solicitation, page 6

2.   We understand that Mr. Linnartz, a principal of Mustang Capital, has, in the past, formally requested a seat on the company's board of directors. If true, please tell us what consideration was given to disclosing any discussions on this topic between the company, on one hand, and Mr. Linnartz and/or Mustang Capital and its affiliates on the other.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: Via E-mail
          David A. Katz, Esq.
          Wachtell, Lipton, Rosen & Katz